Exhibit 99.1

Canadian Tire Corporation and Petro-CanadaTM Fuel New Adventures with Loyalty Partnership Launch

Earn more rewards to redeem more frequently by linking
Triangle Rewards® and Petro-PointsTM

Calgary, Alberta/Toronto, Ontario, March 26, 2024 – Canadian Tire Corporation, Limited (TSX: CTC) (TSX: CTC.A) ("CTC") and Petro-Canada, a Suncor Energy business (TSX: SU) (NYSE: SU), are pleased to announce the details of their recently-launched Triangle Rewards® and Petro-PointsTM loyalty partnership. Together, the programs are providing more value and convenience to millions of loyalty members at more than 1,800 Canadian Tire Gas+ (“Gas+”) and Petro-Canada locations across the country.

Through the new loyalty partnership, Triangle Rewards® members can earn Canadian Tire Money® (“CT Money®”) at Petro-Canada, and Petro-PointsTM members can earn and redeem Petro-PointsTM at Gas+. In addition, members of each respective loyalty program continue to earn existing benefits, including savings and rewards on fuel and other purchases.

By linking their Triangle Rewards® and Petro-PointsTM accounts, members maximize their benefits to earn both CT Money® and 20% more Petro-PointsTM with each fuel transaction, convert Petro-Points TM into CT Money®, and then redeem CT Money® across CTC’s banners, including Canadian Tire, SportChek, Sports Experts, Mark's/L'Équipeur, Party City, and more.

As previously announced, over 200 of CTC’s Gas+ retail fuel network sites will be rebranded to Petro-Canada stations, while maintaining CTC ownership.

“Two leading reward programs are partnering so customers can ‘spend once, earn twice’. By expanding Triangle Rewards® to nearly six times as many fuel stations across Canada, our more than 11 million active Triangle Rewards members will benefit from the convenience of earning rewards at more locations, reinforcing CTC’s Brand Purpose that We Are Here to Make Life in Canada Better,” said Susan O’Brien, Executive Vice-President and Chief Brand & Customer Officer, Canadian Tire Corporation. “Triangle Rewards® is a central component of our Better Connected strategy and this partnership with Petro-Canada is a key milestone in the evolution of our loyalty program.”

“For nearly 30 years, the Petro-PointsTM program has provided Canadians with exceptional value on fuel, convenience and car wash purchases, and we’re excited to offer our more than 3 million active members opportunities to earn and redeem rewards even faster with CTC’s Triangle Rewards®,” said Dave Oldreive, Executive Vice President of Downstream, Suncor. “As Canada’s most trusted fuel brand, this is a tangible example of how we continue to evolve and strengthen the Petro-Canada retail fuel network through strategic partnerships, an important part of Suncor’s integrated Downstream business.”

To link their Triangle Rewards® and Petro-PointsTM accounts, customers can visit triangle.com/petro-points and start earning more rewards at the pumps today.

Legal Advisory – Forward-Looking Information

This press release contains information that may constitute forward-looking information within the meaning of applicable securities laws regarding CTC management's current expectations and plans regarding the partnership between CTC and Suncor, including the rebranding of over 200 Gas+ retail fuel network sites to Petro-Canada. Readers are cautioned that such information may not be appropriate for other purposes. Although CTC believes that the forward-looking information in this press release is based on information, assumptions and beliefs that are current, reasonable, and complete, such information is necessarily subject to a number of business, economic, competitive and other risk factors that could cause actual results to differ materially from CTC management's expectations and plans as set forth in such forward-looking information. For information on the material risk factors and uncertainties and the material factors and assumptions applied in preparing the forward-looking information that could cause the CTC’s actual results to differ materially from predictions, forecasts, projections, expectations or conclusions, refer to section 14.0 (Forward-Looking Information and Other Investor Communications) of CTC’s Management's Discussion and Analysis for the Fourth Quarter and Full- Year ended December 30, 2023 as well as CTC's other public filings, available at https://www.sedarplus.com and at https://investors.canadiantire.ca. CTC does not undertake to update any forward-looking information, whether written or oral, that may be made from time to time by it or on its behalf, to reflect new information, future events or otherwise, except as is required by applicable securities laws.

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws regarding Suncor management’s current expectations and plans regarding the partnership between Suncor and CTC. These forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by Suncor in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends. Forward-looking statements in this news release include reference to the expectations regarding the partnership with CTC and the rebranding of over 200 Gas+ retail fuel network sites to Petro-Canada. Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. Suncor’s Annual Information Form, Annual Report to Shareholders and Form 40-F, each dated March 21, 2024, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by e-mail request to invest@suncor.com; by calling (800) 558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR+ at sedarplus.ca or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ABOUT CANADIAN TIRE CORPORATION

Canadian Tire Corporation, Limited, (TSX: CTC.A) (TSX: CTC) or "CTC", is a group of companies that includes a Retail segment, a Financial Services division and CT REIT. Our retail business is led by Canadian Tire, which was founded in 1922 and provides Canadians with products for life in Canada across its Living, Playing, Fixing, Automotive and Seasonal & Gardening divisions. Party City, PartSource and Gas+ are key parts of the Canadian Tire network. The Retail segment also includes Mark's, a leading source for casual and industrial wear; Pro Hockey Life, a hockey specialty store catering to elite players; and SportChek, Hockey Experts, Sports Experts and Atmosphere, which offer the best active wear brands. The Company’s close to 1,700 retail and gasoline outlets are supported and strengthened by CTC's Financial Services division and the tens of thousands of people employed across Canada and around the world by CTC and its local dealers, franchisees and petroleum retailers. In addition, CTC owns and operates Helly Hansen, a leading technical outdoor brand based in Oslo, Norway. For more information, visit Corp.CanadianTire.ca.

ABOUT PETRO-CANADA

Petro-Canada, a Suncor business, operates more than 1,500 retail stations and 300 Petro-Pass wholesale locations nationwide, including 69 marketing arrangements with Indigenous communities. In 2019, Petro-Canada opened Canada's Electric Highway™, a coast-to-coast network of electric vehicle chargers. In 2020, the Petro-Canada CareMakers Foundation™ was launched to help support Canadian caregivers. Petro-Canada's retail loyalty program, Petro-Points™, provides Canadians with the opportunity to earn and redeem rewards. Petro-Canada is proud to be a National Partner of the Canadian Olympic and Paralympic committees, supporting Canadian athletes, coaches, families and fans for more than 35 years.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investments in power and renewable fuels. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

FOR FURTHER INFORMATION:

Canadian Tire Corporation: 416-480-8453, mediainquiries@cantire.com

Suncor: 833-296-4570, media@suncor.com